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August 26, 2014

VIA EDGAR

CONFIDENTIAL

Jay Ingram, Legal Branch Chief

Sherry Haywood, Staff Attorney

Anne McConnell, Staff Accountant

Melinda Hooker, Staff Accountant

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Sky Solar Holdings, Ltd. (formerly Sky Power Holdings Ltd.)
Amendment No. 3 to Confidential Draft Registration Statement on Form F-1
Submitted August 1, 2014
CIK No. 1594124

Ladies and Gentlemen:

Sky Solar Holdings, Ltd. (the “Company”) has requested that we respond to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated August 15, 2014, relating to the Company’s draft registration statement on Form F-1 confidentially submitted to the Staff on August 1, 2014 (the “August 1 Draft Registration Statement”).

We wish to thank you and the other members of the Staff for your prompt response to the Company’s request for comments. On behalf of the Company, we submit to the Staff the Company’s revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”), showing changes from the August 1 Draft Registration Statement. Pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”), this response letter and the enclosed Revised Draft Registration Statement are being submitted to the Staff on a confidential basis, and the Revised Draft Registration Statement is being submitted as a draft in unsigned form.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

The Company has responded to the Staff’s comments by revising the August 1 Draft Registration Statement, providing an explanation if the Company has not so revised the August 1 Draft Registration Statement or providing supplemental information as requested.

The Company’s responses to the Staff’s comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page number references relate to the marked version of the Revised Draft Registration Statement. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect the Company’s unaudited interim financial statements for the six months ended June 30, 2014 and the Company’s recent developments.

The Company respectfully advises the Staff that in order to meet the expected timeline of the proposed offering, the Company plans to publicly file the registration statement on Form F-1 on or around September 8, 2014. The Company would greatly appreciate the Staff’s timely feedback to this submission.

Prospectus Summary — Our Business, page 1

1.              We note your response to comment 22 in our letter dated July 14, 2014. We also note your disclosure here and throughout your filing that “In 2013, we began to strategically reduce our Pipeline + EPC and BT businesses in favor of our IPP business in order to internalize more value from project development and generate recurring revenue and cash flow”. Please expand this disclosure to provide the carrying value and MW capacity of the IPP solar parks you currently operate that you initially constructed and sold to a related party but subsequently repurchased to settle outstanding receivables.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 62 and 64 of the Revised Draft Registration Statement to include the disclosure of the carrying value and MW capacity of the IPP solar parks the Company currently operates that the Company initially constructed and sold to a related party but subsequently repurchased to settle outstanding receivables.

Prospectus Summary — Summary Consolidated Financial and Operating Data, page 10

2.              Please disclose, parenthetically or in a footnote, the amount or percentage of related party revenue during each period presented. This comment is also applicable to page 55.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 57 of the Revised Draft Registration Statement to include the revenue breakdown of related parties and non-related parties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 58

Results of Operations, page 73

3.              We have read your responses to comments nine and ten in our letter dated July 14, 2014. In regard to electricity generation income, please quantify and discuss changes in the amount of MW sold and the average selling price per MW sold during each period presented. In addition, please disclose and discuss changes in the percentage of MW sold each period relative to your capacity each period.

In response to the Staff’s comment, the Company has revised the disclosure on pages 77, 79 and 81 of the Revised Draft Registration Statement to include the amount of electricity sold (which equals the MW capacity of the IPP solar parks × effective radiation hours in the respective periods), the average selling price per kWh of electricity sold during each period presented and the reasons for the changes from period to period. Effective radiation hours are actual radiation hours adjusted by the system yield.

The Company respectfully advises the Staff that, under the existing PPAs, the Company commits to sell all the electricity it generates from the IPP solar parks, so the percentage of electricity sold relative to capacity of IPP solar parks in each period was 100%.

4.              Please disclose the percentage of capacity that is committed under long term power purchase agreements, address the pricing terms of the agreements, and disclose the weighted average contract life. Also, based on your response to comment 15, please revise your disclosures on page 98 to clarify the pricing terms of your power purchase agreements, identify the counterparty for each agreement, and, to the extent available, provide any relevant credit ratings for each counterparty.

In response to the Staff’s comment, the Company has revised the disclosure on pages 108 of the Revised Draft Registration Statement to include a more detailed description of the FIT terms and the price of electricity per kWh as of the date of the prospectus in each country as stipulated in local laws and regulations and the counterparties of the PPAs.

The Company respectfully advises the Staff that the Company sells 100% of the electricity it generates from its IPP solar parks under the existing PPAs. Because the term for all the Company’s existing PPAs is 20 years, the weighted average contract life for the PPAs in each country is 20 years. The Company also respectfully advises the Staff that the Company does not make inquiries of the credit ratings of the counterparties of its PPAs because such counterparties are all large utility companies or regulators who act as the sole purchaser for electricity fed into the grid in their particular state, region or country. Therefore, the Company does not have the credit rating information of its PPA counterparties.

Related Party Transactions, page 137

5.              In regard to your disclosures related to ChaoriSky Solar, it is not clear to us why you did not also disclose your repurchase of IPP solar parks from them. Please clarify or revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 148 of the Revised Draft Registration Statement to include the repurchase of IPP solar parks by the Company from ChaoriSky.

Consolidated Financial Statements

3. Significant Accounting Policies — Revenue Recognition, page F-14

6.              We note your response to comment 15 in our letter dated July14, 2014. Please more fully explain to us how and why the revised power purchase agreements with Greece contain a lease based on the guidance in IFRIC 4 and address the potential impact of this determination on your financial statements.

The Company respectfully advises the Staff that as noted in our response letter dated July 14, 2014, the revision to the power purchase agreements occurring in April 2014 consisted of (1) a reduction of the Feed-in Tariff rate by more than 30%; and (2) a mandatory extension of the 20 year duration of the PPAs by an additional seven years for solar parks with less than 12 years of operating history.  During the extension period, the Company, at its election, has two options on pricing, to be either the price calculated based on the pricing matrix set by the Greek Ministry of Environment, Energy and Climate Change or a price calculated according to a formula. (Please refer to details on page 131 of the Revised Draft Registration Statement).

The 7-year mandatory extension of the PPAs duration for solar parks with less than 12 years of operating history, along with the pricing options provided for the extended period constitutes a modification to the PPA arrangements, which requires a reassessment as of the date of the modification (April 2014) as to whether the modified PPAs would contain a lease pursuant to IFRIC 4. The Company has assessed the accounting implication for such modification to the PPAs and has concluded that the pricing options would cause the PPAs to fail the criteria as set out in Paragraph 9c of IFIRC 4. This conclusion is based on the fact that under the new arrangement, during the seven-year extension of the PPA, a solar park may be entitled to a price per unit of output which is no longer representative of a market rate, such that as of the reassessment date, the price per unit of output would neither be the current market rates established by the regulator at the time of delivery nor fixed for the duration of the PPA.  As such, the Company has concluded that the modified PPAs contain a lease under IFRIC 4 upon modification.

The Company has considered the lease classification in accordance with IAS 17, Leases, and concluded that the modified PPAs represent operating leases based on the following analysis:

IAS 17 paragraphs 10 and 11 states:

10.       Whether a lease is a finance lease or an operating lease depends on the substance of the transaction rather than the form of the contract.  Examples of situations that individually or in combination would normally lead to a lease being classified as a finance lease are:

a.              the lease transfers ownership of the asset to the lessee by the end of the lease term;

b.              the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised;

c.               the lease term is for the major part of the economic life of the asset even if title is not transferred;

d.              at the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset; and

e.               the leased assets are of such a specialised nature that only the lessee can use them without major modifications.

11.       Indicators of situations that individually or in combination could also lead to a lease being classified as a finance lease are:

a.              if the lessee can cancel the lease, the lessor’s losses associated with the cancellation are borne by the lessee;

b.              gains or losses from the fluctuation in the fair value of the residual accrue to the lessee (for example, in the form of a rent rebate equaling most of the sales proceeds at the end of the lease); and

c.               the lessee has the ability to continue the lease for a secondary period at a rent that is substantially lower than market rent.”

The Company (the lessor) has considered and evaluated both the terms in the PPAs and Feed-in-Tariff policies and notes that the following indicators of a financing lease as illustrated in paragraph 10 and 11 of IAS 17 are not present in either the form or substance of the PPAs:

1.        IAS 17.10a, as the PPAs do not transfer ownership of the solar parks to the lessee ;

2.        IAS 17.10b, as the PPAs do not provide the lessee the with any options to purchase the solar parks;

3.        IAS 17.10e, as the solar parks, subject to the PPAs, are not highly specialized or tailored for a specific use, such that they can readily be utilized by other lessees without major modifications;

4.        IAS 17.11a, as the lessee cannot cancel the PPA;

5.        IAS 17.11b, as the lessee does not share in the rights to gains or losses from the fluctuation in the fair value of solar parks;

6.        IAS 17.11c, as the lessee does not have the ability to continue the PPA at a lower than market rate.

The Company has further evaluated indicators under IAS 17.10(c) and IAS 17.10(d).

Indicator 10(c) is met considering the facts that the original lease term was the same as expected lifespan of solar parks of 20 years, and with the extension of lease term by additional seven years, the modified lease term will be longer than the remaining economic life of the solar parks. However, the Company does not think the extension of lease term will invalidate management’s best estimate of the economic life of solar parks, as significant investment would be expected to keep the functionality of the solar parks after 20 years.

In addition, indicator 10(d) is not met as there are no minimum lease payments as all payment are contingent (i.e. if the sun does not shine and the solar park does not produce power, the Company is not entitled to any payments per the PPA).  To reach the conclusion that indicator 10(d) is not met, the Company considered the definition of minimum lease payments in IAS 17.

Minimum lease payments is defined as “The payments over the lease term that the lessee is or can be required to make, excluding contingent rent, costs for services and taxes to be paid by and reimbursed to the lessor, together with: for a lessee, any amounts guaranteed by the lessee or by a party related to the lessee; or for a lessor, any residual value guaranteed to the lessor by: the lessee; a party related to the lessee; or a third party unrelated to the lessor that is financially capable of discharging the obligations under the guarantee.”

Contingent rent is defined as “That portion of the lease payments that is not fixed in amount but is based on the future amount of a factor that changes other than with the passage of time (eg percentage of future sales, amount of future use, future price indices, future market rates of interest).”

As all payments to be received under the modified PPAs in Greece would be considered contingent rent (i.e. they are dependent on the volume of electricity produced as a result of the sun shining which is a future factor that changes other than with the passage of time), the minimum lease payments would be zero and therefore the minimum lease payments would not represent substantially all of the fair value of the asset.

The Company notes that although IAS 17 paragraph 10 states that if one or more indicators in that paragraph are met, the lease is normally classified as a finance lease, we believe that prior to reaching a conclusion it is also relevant to consider the guidance in paragraphs 12 and 7 of IAS 17 (emphasis added):

12.  The examples and indicators in paragraphs 10 and 11 are not always conclusive. If it is clear from other features that the lease does not transfer substantially all risks and rewards incidental to ownership, the lease is classified as an operating lease. For example, this may be the case if ownership of the asset transfers at the end of the lease for a variable payment equal to its then fair value, or if there are contingent rents, as a result of which the lessee does not have substantially all such risks and rewards.

7.  Risks include the possibilities of losses from idle capacity or technological obsolescence and of variations in return because of changing economic conditions. Rewards may be represented by the expectation of profitable operation over the asset’s economic life and of gain from appreciation in value or realisation of a residual value.

As indicated above, it is necessary to consider whether or not substantially all risks and rewards incidental to ownership have been transferred even when a finance lease indicator (in this case, indicator 10(c)) has been identified as being met.  The Company has concluded that substantially all risks and rewards incidental to ownership have not been transferred primarily due to the following factors:

•                  Since the price per unit of output per the PPAs represents a market rate at the time of the delivery, and such rate is established by the Greek Ministry of Environment, Energy and Climate Change, the Company as the lessor has retained substantive risks of operating losses, including losses of impairment in value.  As an example, the Company has recorded an impairment loss on certain solar parks in Greece in the past as a result of changes in the market rate as mandated by the Greek Ministry of Environment, Energy and Climate Change.

•                  As referenced in paragraph 12, we do not believe that the risks and rewards of ownership have been transferred as 100% of the rents are contingent.  In substance, this has the effect of leaving the Company with significant financial exposure to the solar park if the sun does not shine as expected (and thus actual output is less than projected) because the Company may not recover a significant portion of its investment in the solar park.  The inverse is true as well and the Company could have significant gains on its investment in the solar park if the sun shines more than expected.  Given that all payments to be received for operating the solar park are contingent, significant economic exposure has been retained by the Company.

Based on the analysis above, the Company has concluded that significant economic exposure has been retained by the Company and substantially all the risks and rewards incidental to ownership have not been transferred, such that the PPAs containing leases represent operating leases.

Since the modification occurred in 2014, the effect of this modification will be reflected in the interim financial statements for the six month period ended June 30, 2014. The modification does not change the presentation of IPP solar parks subject to the revision of Feed-in tariff policies in Greece on the consolidated balance sheet (i.e. the solar parks will continued to be reported as IPP solar parks).  Furthermore, the revenue generated by these solar parks will continue to be presented within electricity generation income in the period earned.  In accordance with the disclosure requirements under IAS 17, the Company will include (1) a description of power purchase agreements in certain countries that in substances contain a lease under IFRIC 4 in Note 2; (2) Note 3 states the amount of rental income as part of the electricity generation income presented in our interim consolidated financial statements for the six month period ended June 30, 2014.

32. Acquisition of Subsidiaries, page F-62

7.              We note your response to comment 21 in our letter dated July 14, 2014; as previously requested, please tell us how the fair value you recorded for the IPP solar parks you acquired compares to the cost of those assets as recorded by ChaoriSky Solar and address the reasons for any significant difference. Also, in regard to your disclosures pursuant to the investment test under Rule 3-05 of Regulation S-X, it is not clear to us why the “amount due to the group”, that you use to determine the “adjusted purchase consideration”, is not the same as the “amount due to the group” disclosed in note 32. It appears to us that the investment test should be based on the “purchase price” at the acquisition date and it would not be appropriate to use an amount that may have been due as of an early date such as December 31, 2012. Please clarify or revise.

In response to the Staff’s comment, the carrying amount of the IPP solar parks acquired from ChaoriSky Solar is approximately USD45.56 million, which represents the accumulated costs incurred by ChaoriSky Solar to construct such solar parks; while the fair value of the IPP solar parks upon acquisition is approximately USD65.13 million which is determined based on a third party valuation report using the discounted cash flow model, representing the fair market value of the solar parks on the acquisition date.

In addition, in response to the Staff’s comment on the investment test under Rule 3-05 of Regulation S-X, the amounts due to the Group of US$52.76 million as disclosed in Note 32 on F-64 was not correct.  The total of US$52.76 million actually consists of two components: (1) amounts due to the Group of US$27.73 million and (2) amounts due to ChaoriSky Solar of US$25.03 million.  Amount due to the Group of US$27.73 million was waived as part of the purchase consideration therefore; it is included in the investment test as an adjustment to the purchase price.  Given the amount due to ChaoriSky Solar of US$25.03 million represents third-party debt assumed by the Group during the acquisition of these solar parks, it is not included in the investment test as an adjustment to the purchase prices.  The adjustment to exclude the amount due to Chaorisky Solar from the purchase price for the investment test is consistent with the guidance in Section 2015.6 of Financial Reporting Manual issued by Division of Corporate Finance, which states in part:

For purposes of the “investment” test, “cost of the acquired entity” or “cost of a business combination” should be adjusted to:

•              include the liabilities incurred by the acquirer to the former owners of the acquiree, but exclude pre-acquisition debt and other liabilities of the acquired business assumed in the business combination and

The Company has updated the disclosure in Note 32 to separately present the US$ 27.73 million amounts due to the Group and the US$ 25.03 million amounts due to ChaoriSky Solar in Note 32 on F-64 of the Amended Registration Statement.

*                                         *                                         *                                         *

If it would facilitate your review of the Revised Draft Registration Statement, we would be pleased to provide an electronic copy of the Revised Draft Registration Statement in PDF format.

If you have any questions regarding this submission, please contact the undersigned by phone at +852-2978-8002 or shuang.zhao@shearman.com. Questions relating to accounting and auditing matters of the Company may also be directed to Mr. Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP, the independent registered accounting firm of the Company, at +86-21-6141 1990 or nlin@deloitte.com.cn.

Very truly yours,

/s/ Shuang Zhao
Shuang Zhao

Enclosures

cc:                          Amy Zhang, Chief Executive Officer, Sky Power Holdings Ltd.
Jonathan Zonis, Clifford Chance US LLP

Neo Lin, Deloitte Touche Tohmatsu Certified Public Accountants LLP